1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2021
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	October 19, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited

This is to announce the differences between IFRSs as adopted for use in Taiwan and IFRSs as issued by the IASB for the six months ended June 30, 2021 consolidated financial statements.

1. Under International Financial Reporting Standards endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (Taiwan-IFRSs), Taiwan Semiconductor Manufacturing Company Ltd. (The Company; “TSMC”) (NYSE:TSM) reported consolidated net income attributable to shareholders of the parent of NT$274,049 million and NT$237,809 million for the six months ended June 30, 2021 and 2020; basic and diluted earnings per share of NT$10.57 and NT$9.17 for the six months ended June 30, 2021 and 2020; total assets of NT$3,092,815 million and total liabilities of NT$1,098,845 million as of June 30, 2021; non-controlling interests of NT$2,184 million and NT$836 million, and equity attributable to shareholders of the parent of NT$1,991,786 million and NT$1,720,378 million as of June 30, 2021 and 2020, respectively.

2. For the purpose of furnishing the report on Form 6-K with the U.S. Securities and Exchange Committee on October 18, 2021 New York time in connection with TSMC Arizona Corporation’s proposed offering of senior unsecured notes (guaranteed by TSMC), TSMC prepared the consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB) and reported consolidated net income attributable to shareholders of the parent of NT$276,980 million and NT$237,225 million for the six months ended June 30, 2021 and 2020; basic and diluted earnings per share of NT$10.68 and NT$9.15 for the six months ended June 30, 2021 and 2020; total assets of NT$3,092,689 million and total liabilities of NT$1,110,654 million as of June 30, 2021; non-controlling interests of NT$2,164 million and NT$828 million, and equity attributable to shareholders of the parent of NT$1,979,871 million and NT$1,712,089 million as of June 30, 2021 and 2020, respectively.

3. The major difference between TSMC’s consolidated financial statements for the six months ended June 30, 2021 on the basis of Taiwan-IFRSs and IFRSs as issued by the IASB was the timing of the recognition of R.O.C. tax on unappropriated earnings.